UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

United States Lime & Minerals, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

911922 10 2
(CUSIP Number)

George M. Doumet Inberdon Enterprises Limited 1020-789 West Pender Street Vancouver, British Columbia V6C 1H2 (604) 683-9641
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911922 10 2	Page 2 of 9

SCHEDULE 13D

1		NAME OF REPORTING PERSON George Doumet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,530,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,530,756
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 911922 10 2	Page 3 of 9

SCHEDULE 13D

1		NAME OF REPORTING PERSON INBERDON ENTERPRISES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MALTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,530,756
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,530,756
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 911922 10 2	Page 4 of 9

SCHEDULE 13D

Explanatory Note

This Amendment No. 9 (the “Amendment No. 9”) is filed jointly by George Doumet (“Doumet”) and Inberdon Enterprises Limited (“Inberdon” and, together with Doumet the “Reporting Persons”), and amends and supplements the initial Schedule 13D (the “Schedule 13D”) filed by Inberdon with the Securities and Exchange Commission (the “SEC”) dated May 10, 1993, and as thereafter amended and supplemented by Amendment No. 1 to the Schedule 13D dated October 21, 1996, Amendment No. 2 to the Schedule 13D dated December 23, 1996, Amendment No. 3 to the Schedule 13D dated August 12, 1997, Amendment No. 4 to the Schedule 13D dated September 5, 2000, Amendment No. 5 to the Schedule 13D dated February 8, 2001, Amendment No. 6 to the Schedule 13D dated September 26, 2001, Amendment No. 7 to the Schedule 13D dated August 15, 2003 (“Amendment No. 7”) and Amendment No. 8 to the Schedule 13D dated May 8, 2007, with respect to the common stock, par value $0.10 per share (the “Common Stock”), of United States Lime & Minerals, Inc. (the “Company”), whose principal executive offices are located at 5429 LBJ Freeway, Suite 230, Dallas, Texas 75240. Credit Trust S.A.L. (“Credit Trust”) was added as a reporting person in Amendment No. 7. The purpose of this filing is to remove Credit Trust as a reporting person under this Schedule 13D and to add Doumet as a reporting person under this Schedule 13D. Except as specifically amended and supplemented by this Amendment No. 9, the Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Doumet is a natural person and a citizen of Canada. Inberdon is a company organized under the laws of Malta.

(b) and (c) The address for the Reporting Persons is 1020-789 West Pender Street, Vancouver, British Columbia V6C 1H2. The principal business of Inberdon is as a private investment holding company. The name, business address and principal occupation or employment of each director, executive officer and controlling person of Inberdon is set out in Annex A to this Amendment No. 9.

(d) and (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of Inberdon’s officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The citizenship of each director, executive officer and controlling person of Inberdon is set out in Annex A to this Amendment No. 9.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the shares of Common Stock. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

CUSIP No. 911922 10 2	Page 5 of 9

SCHEDULE 13D

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons currently intend the shares of Common Stock to be held for investment purposes, and expect to evaluate on an ongoing basis their interest in, and intentions with respect to, the shares of Common Stock and the Company. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deems appropriate. In particular, the Reporting Persons may at any time and from time to time (including in open market, privately negotiated or other transactions) acquire additional securities of the Company or its subsidiaries, including additional shares of Common Stock; dispose of all or a portion of the securities of the Company or its subsidiaries, including the shares of Common Stock they now beneficially own or other securities of the Company and its subsidiaries they may hereafter acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of their position in such securities. The Reporting Persons may also encourage the consideration or exploration of any of the items enumerated in the following paragraph, including, without limitation, through communications with directors (including Antoine M. Doumet who is Doumet’s brother and the Chairman of the Company), management, existing or prospective security holders, investors or lenders of the Company, as well as with existing or potential strategic partners, industry analysts and other investment and financing professionals.

Except as described above in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons may in the future contemplate or adopt plans or proposals which relate to any of the actions enumerated in the preceding sentence.

CUSIP No. 911922 10 2	Page 6 of 9

SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to this Item 5 and the information on the cover page are based on there being 5,673,540 shares of Common Stock outstanding, as reported on the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2022, filed with the SEC on October 27, 2022.

The information set forth in Item 2 of this Amendment No. 9 and the cover pages of this Amendment No. 9 are hereby incorporated by reference into this Item 5.

(a) and (b) Inberdon is the direct beneficial owner of 3,530,756 shares of Common Stock, which represents 62.2% of the outstanding shares of Common Stock. Doumet, as the sole owner of Inberdon through his sole ownership of an intermediate private company, may be deemed to share voting and dispositive power with Inberdon over the shares of Common Stock beneficially owned or deemed to be beneficially owned by Inberdon.

(c)        Credit Trust, which was added as a reporting person in Amendment No. 7, has been removed as a reporting person under this Schedule 13D. Except as otherwise disclosed herein, the Reporting Persons have not effected any transaction in the shares of Common Stock in the last 60 days.

(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares of Class A Common Stock beneficially owned by the Reporting Persons.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of Inberdon’s directors, executive officers or controlling persons, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 911922 10 2	Page 7 of 9

SCHEDULE 13D

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of January 24, 2023, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.

Dated: January 24, 2023

/s/ George Doumet
George Doumet

INBERDON ENTERPRISES LIMITED

By:	/s/ Warren MacKenzie
	Name:	Warren MacKenzie
	Title:	Vice President

Annex A

Inberdon Enterprises Limited

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
George Doumet	c/o Inberdon Enterprises Limited 1020-789 West Pender Street Vancouver, British Columbia V6C 1H2	Director and President of Inberdon Enterprises Limited	Canada
Ray Stafrace	c/o Inberdon Enterprises Limited 1020-789 West Pender Street Vancouver, British Columbia V6C 1H2	Director of Inberdon Enterprises Limited	Malta
Warren MacKenzie	c/o Inberdon Enterprises Limited 1020-789 West Pender Street Vancouver, British Columbia V6C 1H2	Vice President of Inberdon Enterprises Limited	Canada